FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC SELLS ITS INTEREST IN HSBC SALUD (ARGENTINA) S.A.
TO SWISS MEDICAL GROUP

Following the exercise by New York Life Inc. of its put option over 40 per cent of HSBC Salud (Argentina) S.A. and the subsequent acquisition of this interest by HSBC, HSBC has agreed to sell the entire issued capital of HSBC Salud (Argentina) S.A. to Swiss Medical Group. The net negative equity of HSBC Salud (Argentina) S.A. as at 30 June 2003 (under UK GAAP) was ARS3.6 million.

HSBC Salud (Argentina) S.A. is one of the leading providers of prepaid medical insurance in Argentina. The company has a network of branches across Argentina serving over 158,000 individual and corporate clients.

Swiss Medical Group is a leading provider of health insurance services in Argentina with 300,000 clients and an annual turnover of ARS450 million.

The provision of prepaid health insurance is not a core business for the HSBC Group and, following the sale of a similar business in Brazil earlier in the year, it has decided to sell the business in Argentina. HSBC will use the majority of the sales proceeds to strengthen the capital position of its other businesses in Argentina.

The sale of HSBC Salud (Argentina) S.A. to Swiss Medical Group is effective 23 December 2003. Swiss Medical Group will take over the 422 employees who work for the company.

David Budd, CEO of HSBC Argentina, said: "We are confident that this will be a seamless transaction for our customers who will not be inconvenienced in any way. The agreement ensures that HSBC Salud customers will suffer no change in the coverage or the quality standards of the health insurance they are currently receiving."

Note to editors

HSBC Holdings plc
With over 9,500 offices in 79 countries and territories and assets of US$983 billion at 30 June 2003, HSBC Holdings plc is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 30, 2003